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U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
                                  FORM 12b-25


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                                                  SEC FILE NUMBER
  NOTIFICATION OF LATE FILING                        811-6589

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            (Check One):                            CUSIP NUMBER

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[_] Form 10-K and Form 10-KSB  [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q and
Form 10-QSB [x] Form N-SAR

 For Period Ended: ...June 30, 1998

 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

 Full Name of Registrant:   First Funds

 Former Name if Applicable:

 Address of Principal Executive Office (Street and Number)

 370 17th Street, Suite 3100

 City, State and Zip Code:  Denver, CO 80202
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Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form
could not be eliminated without unreasonable effort or expense;      [X]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The registrant requests additional time to file Form N-SAR so that it can compile the necessary information to file a complete and accurate document.

Part IV--Other Information

 (1) Name and telephone number of person to contact in regard to this notification

    Jeremy O. May                               (303) 623-2577

  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [x] Yes   [_] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [_] Yes   [x] No
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  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                  FIRST FUNDS
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 31, 1998                           By /s/ Jeremy May
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                                               Jeremy May, Treasurer